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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of    OCTOBER       , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]

PRESS RELEASE

VHQ ENTERTAINMENT INC. & FRITO LAY CANADA SIGN MULTI-YEAR
MARKETING & PRODUCT CONTRACT

ALLIANCE BEGINS WITH FLC'S SANTA CLAUSE 2 MOVIE PROMOTION IN DECEMBER

FLC TO PURCHASE PLACEMENT IN VHQ MEDIA ASSETS FOR PROMOTIONAL AND SALES MESSAGES

CALGARY, ALBERTA--Thursday, October 17, 2002. VHQ Entertainment Inc. (TSX: VHQ) and Frito Lay Canada today announced the signing of a multi-year marketing and product contract. Under the agreement, Frito Lay Canada will be the primary salty snack supplier to VHQ's 50 stores in Western Canada and will purchase promotional placement in several of VHQ's media assets, including in-store marketing network ("VHQ TV") and direct and bulk mail initiatives.

"We are looking forward to our new relationship with Frito Lay Canada as they are the leading company in their category", said Michael McKelvie, Sr. Vice-President, Marketing for VHQ Entertainment Inc. "Their numerous movie-themed tie-ins, such as STAR WARS: EPISODE TWO - ATTACK OF THE CLONES and SANTA CLAUSE 2 are an ideal fit for our core movie rental business and will help strengthen our confectionary sales by offering our customers the top brands in various value-added joint promotions."

About VHQ Entertainment Inc.:

VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer that operates a chain of 50 wholly owned retail stores in secondary and underserved urban markets, each offering a large selection of diverse home entertainment products, including movies, music, games...and more. VHQ's corporate website is located at WWW.VHQ.CA and the company's filings can be viewed at HTTP://WWW.SEDAR.COM. The common shares of VHQ are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VHQ".

About Frito Lay Canada:

Frito-Lay Canada is the convenient fun foods division of PepsiCo, Inc. Frito-Lay makes and sells some of Canada's favorite snack brands including Lay's potato chips, Ruffles potato chips, Doritos tortilla chips, Tostitos tortilla chips and Cheetos cheese-flavored snacks. The company also offers a wide variety of low-fat snacks like Baked Doritos and Baked Lay's, and Rold Gold pretzels. FLC also makes and sells a full line of convenience foods including Cracker Jack, Quaker Chewy granola bars, Fruit and Oatmeal bars, Quaker rice cakes and Miss Vickie cookies. New and innovative products are a top priority at Frito Lay Canada.

-----------------------
CONTACT:

VHQ Entertainment Inc.
Michael McKelvie
Sr. VP, Marketing & Communications
Phone: (403) 692-6602
Fax: (403) 692-0230
michaelm@vhq.ca
---------------

or

Frito Lay Canada
Scott Hildebrand
National Account Manager
Phone: (403) 571-9500
Fax: (403) 571-9515
scott.m.hildebrand@fritolay.com


The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.